SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A
                                (AMENDMENT NO. 2)

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                    INTEGRA LIFESCIENCES HOLDINGS CORPORATION
                                (Name of Issuer)

               INTEGRA LIFESCIENCES HOLDINGS CORPORATION (ISSUER)
 (Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

            2 1/2% CONTINGENT CONVERTIBLE SUBORDINATED NOTES DUE 2008
                         (Title of Class of Securities)

                      (CUSIP NOS. 457985AA7 AND 457985AB5)
                      (CUSIP Number of Class of Securities)

                              MAUREEN B. BELLANTONI
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                    INTEGRA LIFESCIENCES HOLDINGS CORPORATION
                              311 ENTERPRISE DRIVE
                          PLAINSBORO, NEW JERSEY 08536
                                 (609) 275-0500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
               Communications on Behalf of the Filing Person(s))

                                    COPY TO:
                              PETER LABONSKI, ESQ.
                              LATHAM & WATKINS LLP
                                885 THIRD AVENUE
                               NEW YORK, NY 10022
                                 (212) 906-1200


                            CALCULATION OF FILING FEE

             TRANSACTION VALUATION*                     AMOUNT OF FILING FEE**
          ----------------------------               ---------------------------
                  $120,000,000                                 $12,840

* Calculated solely for the purpose of determining the amount of the filing fee, based upon the exchange of $120,000,000 aggregate principal amount of the Issuer's 2 1/2% Contingent Convertible Subordinated Notes due 2008 in exchange for Integra LifeSciences Holdings Corporation's 2 1/2% Contingent Convertible Subordinated Notes due 2008.

**    Previously paid.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


      Amount Previously Paid: Not applicable.      Filing party: Not applicable.
      Form or Registration No.: Not applicable.    Date Filed: Not applicable.


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:


         [ ] third-party tender offer subject to Rule 14d-1


         [X] issuer tender offer subject to Rule 13e-4


         [ ] going private transaction subject to Rule 13e-3


         [ ] amendment to Schedule 13D under Rule 13d-2


Check the following box if the filing is a final amendment reporting the results of the tender offer [ ]

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


                  This Amendment No. 2 to Schedule TO (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed by Integra LifeSciences Holdings Corporation, a Delaware corporation, (the "Issuer") on July 17, 2006, and amended by Amendment No. 1 thereto filed on July 31, 2006 (as so amended, the "Schedule TO"). This Amendment relates to the offer by the Issuer (i) to exchange $1,000 in principal amount of 2 1/2% Contingent
Convertible Subordinated Notes due 2008 (the "New Notes") and (ii) a one time cash payment (an "Exchange Fee") equal to $2.50 for each $1,000 in principal amount of the Issuer's outstanding 2 1/2% Contingent Convertible Subordinated Notes due 2008 (the "Old Notes" and together with the New Notes, the "Notes") that is properly tendered and accepted for exchange upon the terms and subject to the conditions set forth in the Offer to Exchange (this "Offer to Exchange") and in the related Letter of Transmittal (the "Letter of Transmittal"), as each may be amended from time to time. The offer to exchange the Notes (including the payment of an Exchange Fee) pursuant to the Offer to Exchange is referred to herein as an "Offer." This Amendment amends and supplements Schedule TO as set forth below. This Amendment is filed to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

                  The information in the Offer to Exchange and the related Letter of Transmittal, copies of which were previously filed on Schedule TO as exhibits (a)(1)(i) and (a)(1)(ii) thereto, is incorporated in this Amendment by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEMS 1 AND 4

         Items 1 and 4 of the Schedule TO, which incorporate by reference the information contained in the Offer to Exchange, are hereby amended and supplemented as follows:

         (1) The condition that the Offer is contingent upon the tender or exchange of at least 50% of the principal amount of Old Notes outstanding, as described in the Offer to Exchange on the cover, page 2 of the Summary and page 35, is hereby waived.

         (2) The Offer has been extended from 5:00 p.m., New York City time, on August 14, 2006, until 5:00 p.m., New York City time, on August 28, 2006, unless further extended by the Company and subject to the right of the Company, in its sole discretion, subject to applicable law, to terminate, withdraw or amend the Offer at any time as discussed below. Any additional extension of the Offer will be announced by press release no later than 9:00 a.m. New York City time, on the next New York Stock Exchange trading day after the previously scheduled Expiration Date.

ITEM 11. ADDITIONAL INFORMATION

         Item 11 of the Schedule TO is hereby amended and supplemented by adding the following language:

         On August 14, 2006, the Company announced the extension of the Offer and the waiver of a condition as described above under Items 1 and 4 of this Amendment, a copy of which is filed as Exhibit (a)(5)(iii) to this Amendment and is incorporated herein by reference.

ITEM 12. EXHIBITS.

         Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(iii) Press Release, dated August 14, 2006.


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

SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2006           INTEGRA LIFESCIENCES HOLDINGS
                                 CORPORATION




                                 By: /s/ Maureen B. Bellantoni
                                     -------------------------------------------
                                     Name:   Maureen B. Bellantoni
                                     Title:  Executive Vice President and Chief
                                             Financial Officer


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

EXHIBIT INDEX

EXHIBIT
NUMBER          DESCRIPTION
------          -----------

(a)(1)(i)       Offer to Exchange, dated July 17, 2006.*

(a)(1)(ii)      Letter of Transmittal.*

(a)(1)(iii)     Notice of Guaranteed Delivery.*

(a)(1)(iv) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)      Supplement to Offer to Exchange, dated July 31, 2006.*

(a)(5)(i)       Press Release, dated July 17, 2006.*

(a)(5)(ii)      Press Release, dated July 31, 2006.*

(a)(5)(iii)     Press Release, dated August 14, 2006.



* Previously filed.


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